

16013033

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPASS PROFESSIONAL SERVICES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. JACKSON BLVD., 20TH FLOOR
(No. and Street)

CHICAGO	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED GOLDMAN — 312-692-5007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JESSER, RAVID, JASON, BASSO AND FARBER, LLP
(Name – *if individual, state last, first, middle name*)

150 N. WACKER DR., STE 3100	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRED GOLDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPASS PROFESSIONAL SERVICES, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
THERESA VICKERS
Notary Public - State of Illinois
My Commission Expires May 4, 2019

Signature

CHEIF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A copy of the review Report of Independent Registered Public Accounting Firm on Management's Claim of Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Members
Compass Professional Services, LLC
Chicago, IL

We have audited the accompanying statement of financial condition of Compass Professional Services, LLC (the Company) as of December 31, 2015, and the related statements of operations and changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information presented in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information presented in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 26, 2016

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$ 682,595
Due from clearing broker, net	525,560
Accounts receivable	1,199,637
Fixed income securities owned, at fair value	8,994,084
Fixed assets, net	11,756
	$ 11,413,632

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable	$ 487,479
Accrued expenses	268,321
Income taxes payable	11,543
Subordinated debt	3,500,000
	4,267,343
Members' capital	7,146,289
	$ 11,413,632

See Notes to Financial Statements.

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Execution income	$ 4,657,140	
Rebates and fees, net	369,904	
Interest income, fixed income securities	12,302	
Depreciation in fair value, fixed income securities	(7,928)	
		$ 5,031,418
EXPENSES:		
Payroll and related expenses	2,788,384	
Exchange and floor costs	813,627	
Brokerage fees	326,278	
Technology and communications expense	89,779	
Occupancy and equipment expense	45,900	
Interest expense	328,703	
Office expenses	13,071	
Administrative expenses	97,413	
Professional fees	84,947	
		4,588,102
INCOME BEFORE INCOME TAXES		443,316
INCOME TAX EXPENSE		9,198
NET INCOME		434,118
MEMBERS' CAPITAL, BEGINNING OF YEAR		6,712,171
CAPITAL CONTRIBUTIONS		-
CAPITAL WITHDRAWALS		-
MEMBERS' CAPITAL, END OF YEAR		$ 7,146,289

See Notes to Financial Statements.

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2015

Subordinated debt, beginning of year	$ -
Issuance of new subordinated debt	3,500,000
Repayments of subordinated debt	-
Subordinated debt, end of year	$ 3,500,000

See Notes to Financial Statements.

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:		
Net income	$ 434,118	
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	7,838	
Changes in assets and liabilities:		
Increase in balance due from clearing broker, net	(34,920)	
Increase in accounts receivable	(27,291)	
Increase in fixed income securities owned, at fair value	(1,244,230)	
Decrease in accounts payable	(82,139)	
Increase in accrued expenses	217,195	
Net cash used in operating activities		$ (729,429)
FINANCING ACTIVITIES:		
Repayments of short-term loans payable	(1,600,000)	
Proceeds from short-term loans payable	2,300,000	
Capital contributions	-	
Capital withdrawals	-	
Net cash provided by financing activities		700,000
NET DECREASE IN CASH		(29,429)
CASH, BEGINNING OF YEAR		712,024
CASH, END OF YEAR		$ 682,595
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Cash paid during the year for:		
Cash paid during the year for interest		$ 328,703
Cash paid during the year for income taxes		$ 6,511
Non-cash financing activities:		
Transfers from short-term loans payable		$ (3,500,000)
Transfers to subordinated debt		3,500,000
Net effect of non-cash investing activities		$ -

See Notes to Financial Statements.

COMPASS PROFESSIONAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

1. Organization:

Compass Professional Services, LLC (the Company) was organized under the Illinois Limited Liability Company Act under its original name, Equitec Compass, LLC, on December 3, 2004. The Company is owned by John P. LaRocque and Daniel B. Asher (the Members). The Company is in the business of Clearing Member Transfer Agreements, which allows for the Company's customers to execute options transactions using the Company as the clearing member, upon which the Company transfers those positions to the customer's clearing member that holds its positions, facilities management, order routing, and executing brokerage and options transactions on the below-listed exchanges. On January 1, 2015, an operating division in the business of executing brokerage transactions of Equitec Trading, LLC, an affiliated company, was transferred to the Company for the purpose of consolidating operations.

The Company is a member of the following exchanges: Boston Options Exchange (BOX), International Securities Exchange (ISE), NYSE Arca Options, NASDAQ OMX PHLX, Chicago Board Options Exchange (CBOE), C2 Options Exchange, NASDAQ Stock Market, LLC, BATS Exchange, Inc., NYSE MKT LLC (AMEX), NASDAQ OMX BX, Miami Options Exchange (MIAX), ISE Gemini Exchange, and EDGX Exchange, Inc. (EDGX), as well as a member of the Options Clearing Corp. (OCC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed assets are stated at cost less accumulated depreciation and amortization. Fixed assets are depreciated over their estimated useful lives ranging from 3-5 years, using the 200% double declining method.

At December 31, 2015, fixed assets are comprised of the following:

Computers	$36,450
Software	1,733
Accumulated depreciation and amortization	(26,427)
Net book value	$11,756

2. Significant Accounting Policies - continued:

The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2015, the accounts, at times, may have exceeded their insured limit; however, no losses have been incurred on the accounts.

At December 31, 2015, U.S. Treasury bills and notes totaling $8,994,084 were pledged to the Options Clearing Corporation. The Company's U.S. Treasury bills and notes are valued at fair value. The Company may be required to pledge additional (or if necessary, purchase more) U.S. Treasury bills and notes in the future to satisfy the Options Clearing Corporation's collateral requirements. See Note 4.

The Company extends credit to its customers and generally requires no collateral. As such, the Company is susceptible to credit risk from customers. Management reviews aged receivables on a regular basis, and maintains prudent credit and collection policies to minimize risk.

Accounts receivable are stated at the amounts the Company expects to collect. The Company maintains an allowance for doubtful accounts to recognize estimated losses resulting from the inability of its customers to make required payments. Management considers a variety of factors when determining the collectability of specific customer accounts, such as credit-worthiness, past transaction history, current economic industry trends, and changes in payment terms. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2015, there was no balance in the allowance for doubtful accounts. For the year ended December 31, 2015, the Company estimated that it had no uncollectible accounts receivable to be charged to bad debt expense.

The Company is not liable for federal income taxes as the Members recognize the Company's income or loss on their personal tax returns. However, the Company is subject to Illinois Replacement Tax. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset, respectively, in the current year. For the year ended December 31, 2015, management has determined that there were no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2012.

Amounts payable, if any, to the clearing broker, are collateralized by cash held with the clearing broker. See Note 3.

2. Significant Accounting Policies - continued:

Management has evaluated subsequent events through February 26, 2016, the date on which the financial statements were available to be issued. See Note 12.

3. Due from/to Clearing Broker:

The balance due from/to the clearing broker generally includes net receivables and payables for settled trades, cash and margin balances held at the clearing broker. The Company earns or pays interest from/to its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. Amounts due from/to the clearing broker at December 31, 2015 consisted of cash/margin accounts totaling a net receivable balance of $525,560.

4. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments considered as Level 1 include listed debt and equity securities and listed derivatives.

- Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Fair value is determined through the use of models or other valuation methodologies. The inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, value of underlying securities, etc. Investments which are generally included in this category include certain corporate bonds and loans, less-liquid and restricted equity securities and

4. Fair Value of Financial Instruments - continued:

certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are generally included in this category include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
U.S. T-bills, at fair value	$ 5,497,061	$ -	$ -	$ 5,497,061
U.S. T-notes, at fair value	$ 3,497,023	$ -	$ -	$ 3,497,023

Recorded amounts of cash, receivables and payables approximate fair value, based on their short-term nature, and are categorized as level 1 assets within the fair value hierarchy.

5. Guarantees:

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company regarding circumstances that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote.

6. Concentration of Credit Risk:

The Company does not proprietarily trade securities for its own accounts; however, if in the course of executing customer transactions an error is made, it is cleared through Goldman Sachs Execution & Clearing, L.P., the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Subordinated Debt with Related Parties:

The Company entered into satisfactory subordination loan agreements under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934 with affiliated parties. The proceeds of these loans can be used by the Company almost entirely without restriction, and the claims of the lenders of these agreements are irrevocably subordinate to all claims of all other present and future creditors of the Company. Pursuant to Rule 15c3-1, the Company is permitted to treat the amount of the debt as a non-aggregate indebtedness liability and add the amount back to net capital. Effective July 27, 2015, the Company entered into subordinated loan agreements with the Daniel Asher Descendants Trust and with the John P. LaRocque Venture Trust, each in the amount of $750,000. The interest rate on these loans is the prime rate plus 5% with an original maturity date of one year from the effective date. Effective October 28, 2015, the Company entered into additional subordinated loan agreements with the Daniel Asher Descendants Trust and with the John P. LaRocque Venture Trust, each in the amount of $1,000,000. The interest rate on these loans is the prime rate plus 5% with an original maturity date of one year from the effective date. At December 31, 2015, satisfactory subordinated debt totaled $3,500,000 and the Company incurred interest expense of $83,667 on these loans for the year then ended. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew these subordinated loans under the same terms if not repaid at maturity. See Note 8.

8. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2015, the Company had net capital of $9,997,067, which was $9,897,067 in excess of its required net capital.

9. Principal Transaction Revenues:

During 2015, the Company's principal transaction revenues consisted substantially of execution income and rebates/fees totaling $5,027,044.

10. Related Party Transactions:

Interest expense included $70,411 paid to its Members during 2015 on capital accounts, determined by applying an interest rate of prime minus 1.5% to a capital base of $4,000,000, and $174,625 on short-term loans from affiliated parties.

The Company had the following transactions with its affiliated companies, Equitec Group, LLC and Equitec Proprietary Markets, LLC:

10. Related Party Transactions - continued:

a) Office Rent:

The Company paid $14,675 in rent to Equitec Proprietary Markets, LLC in 2015.

b) Payroll:

The Company's payroll function is handled exclusively by Equitec Group, LLC. Reimbursements are made to Equitec Group, LLC based on the Company's share of payroll-related expenses. During 2015, total payroll and related expenses paid by Equitec Group, LLC on the Company's behalf was $2,788,384. Furthermore, the Company reimbursed Equitec Proprietary Markets, LLC a total of $300,000 during 2015 for its share of administrative payroll and related expenses paid for by its affiliate.

c) 401(k) Plan:

The Company's defined contribution 401(k) plan (the Plan) is sponsored by Equitec Group, LLC. The Company has elected to provide the Plan for all employees who have completed four months of service, have attained at least 21 years of age, and who are not covered by a collective bargaining agreement. Participants may contribute up to 6% of compensation per year. The Plan provides for regular and matching employer contributions at the discretion of the management. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Costs relating to the Plan totaled $5,056 for the year ended December 31, 2015 and are included in payroll and related expenses in the statement of operations and changes in members' capital.

d) Other Expenses:

The Company reimbursed Equitec Proprietary Markets, LLC for expenses paid on the Company's behalf totaling $55,757.

e) Accounts Receivable:

Accounts receivable includes receivables of $81,346 from various affiliates.

f) Execution Income:

Execution income includes commission income of $333,834 from various affiliates.

11. Commitments and Contingencies:

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Although the effect of these claims and matters cannot be determined, management of the Company believes, after consultation with legal counsel, that the resolution of these claims and matters will not result in any material adverse effect upon the Company's financial condition or results of its operations.

12. Subsequent Events:

Subsequent to December 31, 2015 the Company had capital withdrawals of $2,500,000.

COMPASS PROFESSIONAL SERVICES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

Total members' capital, end of year		$ 7,146,289
Less:		
Non-allowable assets:		
Aged receivables	$ (513,611)	
Fixed assets, net	(11,756)	
Other	(58,691)	
		(584,058)
Haircuts on securities		(65,164)
Add:		
Liabilities subordinated to claims of general creditors		3,500,000
NET CAPITAL		9,997,067
Minimum capital requirement		100,000
EXCESS NET CAPITAL		$ 9,897,067
EXCESS NET CAPITAL AT 1000%		$ 9,877,067

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item(s) included in the statement of financial condition:	
Accrued compensation and other expenses, as applicable	$ 767,342
Aggregate indebtedness	$ 767,342
Ratio: Aggregate indebtedness to Net Capital	7.68% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2015.

COMPASS PROFESSIONAL SERVICES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C 3-3

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C 3-3

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

 JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C 3-3

The Members
Compass Professional Services, LLC
Chicago, IL

We have reviewed management's statements included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3, in which: (1) Compass Professional Services, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 26, 2016

Compass Professional Services, LLC
111 West Jackson Blvd.
20th Floor
Chicago, IL 60604

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason, Basso and Farber, LLP
150 North Wacker Drive
Suite 3100
Chicago, IL 60606

In accordance with the requirements set forth in Rule 17a-5 of the Securities and Exchange Commission (SEC), the management of Compass Professional Services, LLC (the Company) has asserted that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3, as of and for the year ended December 31, 2015, by making the following statements to our independent registered public accounting firm as part of their review procedures:

1. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company was exempt from the requirements of the SEC's Customer Protection Rule under paragraph (k)(2)(ii).

2. The Company has met the requirements of the exemptive provisions referred to in the previous statement for the year ended December 31, 2015, without exception.

3. The Company has disclosed any regulatory examinations or correspondence with the SEC or its designated examining authority related to its compliance with the exemptive provisions.

4. All subsequent events through the date of the report of independent registered public accounting firm that could have a material effect on the Company's assertions have been disclosed.

5. The Company has designed and implemented effective controls in order to maintain its compliance with the exemptive provisions.

6. The Company actively monitors its compliance with the exemptive provisions.

This report is to be filed with the Company's annual audited financial statements, and is intended solely for the information and use of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the SEC.



Fred Goldman, Chief Financial Officer

Compass Professional Services, LLC

February 26, 2016

COMPASS PROFESSIONAL SERVICES, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORTS

YEAR ENDED DECEMBER 31, 2015

COMPASS PROFESSIONAL SERVICES, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORTS

YEAR ENDED DECEMBER 31, 2015

CONTENTS

COMPASS PROFESSIONAL SERVICES, LLC

FORM SIPC-7: GENERAL ASSESSMENT RECONCILIATION
(With Independent Accountants' Report Thereon)

YEAR ENDED DECEMBER 31, 2015

 JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Members
Compass Professional Services, LLC
Chicago, IL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Compass Professional Services, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities or parties, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 (as applicable) with respective cash disbursement records, including a copy of the check written, the bank statement in which the check cleared, and the cash disbursements journal in which the check was recorded, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 (as applicable) with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments (as applicable), noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed (as applicable), noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 26, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******1110*****************ALL FOR AADC 606
066826 PHIL DEC
COMPASS PROFESSIONAL SERVICES LLC
111 W JACKSON BLVD 20TH FL
CHICAGO IL 60604-3589

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Cheryl Poston 312-692-5278

2. A. General Assessment (item 2e from page 2) $ 11,816
 B. Less payment made with SIPC-6 filed (exclude interest) (5,427)
 7.21.15
 Date Paid
 C. Less prior overpayment applied (0)
 D. Assessment balance due or (overpayment) 6,389
 E. Interest computed on late payment (see instruction E) for______days at 20% per annum
 F. Total assessment balance and interest due (or overpayment carried forward) $ 6,389
 G. PAID WITH THIS FORM:
 Check enclosed, payable to SIPC
 Total (must be same as F above) $ 6,389
 H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Compass Professional Services, LLC
(Name of Corporation, Partnership or other organization)
Cheryl L Poston
(Authorized Signature)
Controller
(Title)

Dated the 22nd day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,065,332

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 326,295

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 12,302

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 198

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 198

Total deductions 338,795

2d. SIPC Net Operating Revenues $ 4,726,537

2e. General Assessment @ .0025 $ 11,816

(to page 1, line 2.A.)